FOR IMMEDIATE RELEASE             Contact:    Cedric Burgher
---------------------
May 7, 2002                                   Vice President, Investor Relations
                                              713-676-4608

                                              Wendy Hall
                                              Manager, Media Relations
                                              713-676-5227


                HALLIBURTON ANNOUNCES FIRST QUARTER RESULTS


DALLAS, Texas -- Halliburton Company (NYSE:HAL) reported today first quarter 2002 net income from continuing operations of $83 million or $0.19 per diluted share, excluding nonrecurring items, but inclusive of an $8 million pretax loss ($0.01 after-tax per diluted share) related to the Argentina peso's devaluation. Including nonrecurring items, 2002 first quarter net income from continuing operations was $50 million ($0.12 per diluted share). Total net income was $22 million ($0.05 per diluted share). Discontinued operations included $28 million after-tax for asbestos-related expenses ($0.07 per diluted share).

Nonrecurring items in the 2002 first quarter resulted in a $33 million net charge after-tax and consisted of: the gain on the sale of European Marine Contractors Ltd. (EMC); a gain from shares received relating to the demutualization of an insurance provider; the write-off of asbestos-related receivables due from Highlands Insurance Company; an accrual for an adverse patent infringement verdict that the Company will appeal; and severance costs associated with the Company's reorganization. The first quarter 2001 includes $9 million, net of tax, in goodwill amortization compared to no amortization in the first quarter of 2002. Tables outlining nonrecurring items and a reconciliation of reported amounts to pro forma amounts used in this press release are attached.

Revenues from continuing operations were $3 billion in the 2002 first quarter, down slightly from a year ago. Operating income before nonrecurring items was $176 million for the quarter, down 16 percent from last year, excluding 2001 goodwill amortization. Reduced gas drilling activities in the United States and Canada resulted in lower revenues and profit margins.

"Our first quarter results were in line with our peers and down from last year due to weaker North American industry conditions," said Dave Lesar, chairman, president and chief executive officer, Halliburton. "I'm pleased with the Engineering & Construction Group's solid improvement over last year, although this was offset by lower results in Halliburton Energy Services, consistent with the decline in customer activity."


                                   -more-

Halliburton Company\Page 2

Corporate Reorganization

Halliburton Company is in the process of a reorganization in which the Energy Services and the Engineering and Construction groups will be separated into two wholly-owned operating subsidiary groups. The separation of these businesses will create two stronger, leaner, more competitive and cost-efficient organizations. While the Company incurred $11 million before tax in severance costs during the quarter, the majority of the reorganization costs -- principally severance and restructuring costs -- will be incurred in the second quarter.

2002 First Quarter Segment Results

The Energy Services Group posted first quarter revenues of $2 billion, representing a 2.5 percent decrease compared to the 2001 first quarter and a nine percent decrease from the 2001 fourth quarter. Lower North American drilling activity was the primary reason for the lower revenues. Energy Services Group revenues in the United States decreased by 20 percent year-over-year, while international revenues increased by 11 percent. Within the Energy Services Group, revenues at Halliburton Energy Services decreased by five percent year-over-year principally in North America, partially offset by increases in the Eastern Hemisphere. In addition, Halliburton Energy Services' revenues decreased by nine percent sequentially.

Operating income, as reported for the first quarter for the Energy Services Group, was $162 million, a decrease of 22 percent year-over-year, excluding 2001 goodwill amortization. Excluding nonrecurring items, Energy Services Group operating income was $157 million, a decrease of 24 percent year-over-year. Of this amount, Halliburton Energy Services' operating income was $159 million, a decrease of 19 percent year-over-year and 36 percent sequentially. Landmark Graphics delivered another strong performance in revenues and profit during the first quarter.

The Engineering and Construction Group's first quarter revenues were $1 billion, down eight percent from the 2001 first quarter. Operating income increased 41 percent year-over-year to $31 million for the first quarter, excluding 2001 goodwill amortization. Excluding severance costs, operating income was $35 million, resulting in a margin of 3.4 percent.

Backlog

Backlog for the Company as of March 31, 2002, was $9.8 billion, comprised of $7.7 billion for the Engineering and Construction Group and $2.1 billion for the Energy Services Group.


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

Halliburton Company\Page 3

General Corporate

General corporate costs of $70 million include an $80 million write-off of asbestos-related insurance receivables from Highlands Insurance Company, $5 million for engineering and construction asbestos-related expenses, $2 million in severance costs and a $28 million gain from shares received relating to the demutualization of an insurance provider.

Discontinued Operations

The first quarter net loss from discontinued operations was $28 million after-tax ($0.07 per diluted share), which reflects asbestos-related expenses of previously disposed businesses and a $40 million payment ($26 million, net of tax) to the parent company of Harbison-Walker Refractories Company. This payment was made concurrent with Harbison-Walker's bankruptcy petition to protect the insurance asset shared between Dresser Industries Inc. and Harbison-Walker. In the 2001 first quarter, net income from discontinued operations was $22 million ($0.05 per diluted share), reflecting contributions by the Dresser Equipment Group, which was sold in April 2001.

Technology and Significant Achievements

Halliburton recently announced a number of advances in technology and new contract awards including:

    o Nigeria LNG Limited has awarded the engineering, procurement and construction (EPC) contract for the realization of the trains 4 and 5 expansion project, at its existing $3.8 billion liquefied natural gas facility to a joint venture team, which includes KBR. The partners of the equal joint venture team, known as TSKJ, will have an EPC contract valued at over $1.7 billion.

    o Halliburton KBR and Hunt Oil Company's Camisea LNG Company signed a contract for the front-end engineering design of a four million tons per annum liquefied natural gas (LNG) facility. The scope of the project includes studying the feasibility of building a grassroots LNG liquefaction facility for exporting liquefied natural gas from Peru to the Baja area of Mexico and California. The front end work, scheduled for completion in October 2002, could yield a cost estimate comparable to other such LNG projects of around $1 billion.

    o Halliburton KBR has been awarded a contract to provide Front End Engineering Design for BP Angola BV's (Block 18) Greater Plutonio Deep Water Development of Angola. The work includes further development of the engineering design and preparation of invitation to tender for the main execution contracts. The work is expected to be completed by the end of 2002.


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

Halliburton Company\Page 4

    o Landmark Graphics announced the release of two industry-leading technologies, ProMAX(TM) and VIP(TM) for the Linux operating system.
        Linux versions of ProMAX(TM) for seismic processing and VIP(TM) for reservoir simulation provide valuable price-performance customer benefits. Customers can now achieve supercomputer-level productivity and processing on personal computers through these cost-effective information technology configurations.

    o Halliburton International Inc. and Sibneft, signed an agreement that will give Halliburton the ability to deploy all of its product service lines to serve Sibneft's Russian oil and gas operations. Sibneft intends to use Halliburton's new technologies to improve well construction and production processes and overall project management.

    o Halliburton Energy Services introduced its FullDrift(TM) drilling suite, which includes the SlickBore(TM) matched drilling system, the Geo-Pilot(TM) rotary steerable system, and the new SlickBore Plus(TM) drilling and reaming system. The new suite of tools greatly reduces hole spiraling and tortuosity lowering well construction costs and improving LWD/MWD tool performance.

    o Halliburton Energy Services performed the first data acquisition project using the Acoustic Telemetry System for Gaz de France, off the coast of the Netherlands. Acoustic signals were transmitted through production tubing, allowing bottomhole reservoir data to be monitored at surface without the use of electrical cables, reducing the dependency on wireline operations. Using this advanced technology resulted in enhanced control over the well clean up and well testing operations while lowering the cost and improving the quality of the reservoir data.

    o Landmark Graphics announced the release of SpecDecomp(TM), a new, innovative reservoir imaging and interpretation technology solution. SpecDecomp(TM) provides greater resolution of reservoir boundaries, heterogeneities and thickness than previously possible with traditional broadband seismic displays.

    o Halliburton Energy Services has won awards worth $100 million to supply both well construction and formation evaluation services on TotalFinaElf's (TFE) Amenam/Kpono project in Nigeria. This is the first time TFE has ever entrusted so many components of a project to Halliburton. Located in shallow water, the Amenam/Kpono project will consist of 31 wells, including some of the deepest wells ever completed in Nigeria - up to 22,300 feet. They will also be some of the hottest wells ever completed - up to 300 degrees Fahrenheit at 3,850 meters in vertical depth.

    o Halliburton Energy Services recently won several contracts with the Korea National Oil Corporation to provide drilling fluids, drilling bits, coring services, MWD (measurement-while-drilling) and directional drilling operations, and bundled subsea well completion services.


                                   -more-

Halliburton Company\Page 5

Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-K for the previous year ended December 31, 2001 for a more complete discussion of such risk factors.


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

                                     HALLIBURTON COMPANY
                               Consolidated Statements of Income
                                         (Unaudited)
                                                              Three Months Ended
                                                                   March 31
                                                   -----------------------------------------
                                                         2002                    2001
                                                   -----------------------------------------
                                                   Millions of dollars except per share data
Revenues
Energy Services Group                                 $   1,980                $ 2,031
Engineering and Construction Group                        1,027                  1,113
                                                   ------------------     ------------------
    Total revenues                                    $   3,007                $ 3,144
                                                   ==================     ==================

Operating income (loss)
Energy Services Group                                 $     162                $   200
Engineering and Construction Group                           31                     18
General corporate                                           (70)                   (20)
                                                   ------------------     ------------------
    Total operating income                                  123                    198

Interest expense                                            (32)                   (47)
Interest income                                               4                      4
Foreign currency losses, net                                 (8)                    (3)
Other nonoperating, net                                       4                      -
                                                   ------------------     ------------------
Income from continuing operations before
    income taxes, minority interests, and
    change in accounting method                              91                    152
Provision for income taxes                                  (36)                   (61)
Minority interest in net income of subsidiaries              (5)                    (5)
                                                   ------------------     ------------------
Income from continuing operations
    before change in accounting method                       50                     86
Discontinued operations:
Income (loss) from discontinued operations                  (28)                    22
Cumulative effect of change in accounting
    method, net                                               -                      1
                                                   ------------------     ------------------
Net income                                            $      22                $   109
                                                   ==================     ==================

Basic income per share:

Continuing operations before change
    in accounting method                              $    0.12                $  0.20
Income (loss) from discontinued operations                (0.07)                  0.05
                                                   ------------------     ------------------
                                                           0.05                   0.25
Change in accounting method                                   -                      -
                                                   ------------------     ------------------
Net income                                            $    0.05                $  0.25
                                                   ==================     ==================

Diluted income per share:
Continuing operations before change in
    accounting method                                 $    0.12                $  0.20
Income (loss) from discontinued operations                (0.07)                  0.05
                                                   ------------------     ------------------
                                                           0.05                   0.25
Change in accounting method                                   -                      -
                                                   ------------------     ------------------
Net income                                            $    0.05                $  0.25
                                                   ==================     ==================

Basic average common shares outstanding                     432                    426
Diluted average common shares outstanding                   433                    430


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


                                                       HALLIBURTON COMPANY
                                    Reconciliation of As Reported Results to Pro Forma Results
                                               Three months ended March 31, 2002
                                                           (Unaudited)

                                                       Other Income/                    Net Income     Earnings per
                                         Operating        Expense                          from         Share from
                                          Income,        (including      Provision      Continuing      Continuing
                                           Pretax        interest)       for Taxes      Operations*     Operations
-------------------------------------------------------------------------------------------------------------------
Pro forma results (excluding
    nonrecurring items)                    $  176         $  (31)          $  (57)        $   83          $  0.19
Nonrecurring items:
    Sale of EMC                               108              3              (43)            68             0.16
    Patent lawsuit                            (98)            (4)              40            (62)           (0.14)
    Highlands receivable write-off            (80)             -               31            (49)           (0.11)
    Demutualization of an
        insurance company                      28              -              (11)            17             0.04
    Severance costs                           (11)             -                4             (7)           (0.02)
-------------------------------------------------------------------------------------------------------------------
As reported                                $  123         $  (32)          $  (36)        $   50          $  0.12
===================================================================================================================

* As reported and pro forma basis net income from continuing operations includes $5 million in expense due to minority interest.



                                                    HALLIBURTON COMPANY
                               Reconciliation of As Reported Segment Results to Pro Forma Results
                                               Three months ended March 31, 2002
                                                        (Unaudited)

                                        Energy Services     Engineering and                   Operating Income,
                                             Group         Construction Group    Corporate          Pretax
---------------------------------------------------------------------------------------------------------------
Pro forma results (excluding
    nonrecurring items)                     $  157              $   35             $  (16)         $  176
Nonrecurring items:
    Sale of EMC                                108                   -                  -             108
    Patent lawsuit                             (98)                  -                  -             (98)
    Highlands receivable write-off               -                   -                (80)            (80)
    Demutualization of an
        insurance company                        -                   -                 28              28
    Severance costs                             (5)                 (4)                (2)            (11)
---------------------------------------------------------------------------------------------------------------
As reported                                 $  162              $   31             $  (70)         $  123
===============================================================================================================

                                                              -more-


                                                   HALLIBURTON COMPANY
                                  Reconciliation of As Reported Results to Pro Forma Results
                                            Three months ended March 31, 2001
                                                      (Unaudited)

                                                    Other Income/                    Net Income     Earnings per
                                      Operating        Expense                          from         Share from
                                       Income,        (including      Provision      Continuing      Continuing
                                        Pretax        interest)       for Taxes      Operations*     Operations
----------------------------------------------------------------------------------------------------------------
Pro forma results (excluding
    nonrecurring items)                $   209         $  (46)         $   (65)         $  93          $  0.22
Nonrecurring items:
  Goodwill amortization                    (11)             -                2             (9)           (0.02)
----------------------------------------------------------------------------------------------------------------
As reported                            $   198         $  (46)         $   (63)         $  84          $  0.20
================================================================================================================

* As reported and pro forma basis net income from continuing operations includes $5 million in expense due to minority interest.



                                                  HALLIBURTON COMPANY
                          Reconciliation of As Reported Segment Results to Pro Forma Results
                                          Three months ended March 31, 2001
                                                     (Unaudited)

                                     Energy Services     Engineering and                   Operating Income,
                                          Group         Construction Group    Corporate          Pretax
------------------------------------------------------------------------------------------------------------
Pro forma results (excluding
    nonrecurring items)                  $  207              $   22            $   (20)          $  209
Nonrecurring items:
  Goodwill amortization                      (7)                 (4)                 -              (11)
------------------------------------------------------------------------------------------------------------
As reported                              $  200              $   18            $   (20)          $  198
============================================================================================================


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